SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed Under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


         Duke Energy International El Salvador Investments No. 1, Ltd.;
     Duke Energy International El Salvador Investments No. 1, S.A. de C.V.; Generadora Acajutla, S.A. de C.V.; and Generadora Salvadorena, S.A. de C.V.
--------------------------------------------------------------------------------
                        (Name of foreign utility company)







                             DUKE ENERGY CORPORATION
--------------------------------------------------------------------------------
                   (Name of filing company, if filed on behalf
                          of a foreign utility company)




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                                  Notification


         Duke Energy Corporation, a North Carolina corporation ("Duke Energy"), acting on behalf of Duke Energy International El Salvador Investments No. 1, Ltd. ("DEI El Salvador-Bermuda"), Duke Energy International El Salvador Investments No. 1, S.A. de C.V. ("DEI El Salvador"), Generadora Acajutla, S.A. de C.V. ("Acajutla"), and Generadora Salvadorena, S.A. de C.V. ("Genersal") (collectively, the "Foreign Utility Companies"), herewith files with the Securities and Exchange Commission (the "Commission") this Notification of Foreign Utility Company Status pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"). Through its subsidiaries and pursuant to a successful bid submitted July 30, 1999, Duke Energy has agreed to acquire for $125 million, a majority interest in the voting stock of both Acajutla and Genersal. The Foreign Utility Companies and the proposed transaction are described further herein.

ITEM 1
         Names and Business Addresses:

         The names and business addresses of the entities claiming foreign utility company status are:

         A. Duke Energy International El Salvador Investments No. 1, Ltd. 5400 Westheimer Court
              Houston, TX 77056-5310

         B.   Duke Energy International El Salvador Investments No. 1, S.A.
               de C.V.
              170 Calle Lorena
              Colonia Roma, San Salvador
              El Salvador

         C.   Generadora Acajutla, S.A. de C.V.
              170 Calle Lorena
              Colonia Roma, San Salvador
              El Salvador

         D.   Generadora Salvadorena, S.A. de C.V.
              170 Calle Lorena
              Colonia Roma, San Salvador
              El Salvador


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         Electric Facilities:

         The facilities owned by each of the Foreign Utility Companies are described below:

         A.   DEI El Salvador-Bermuda

         DEI El Salvador-Bermuda will own no electric facilities except through its indirect ownership, as the parent company of DEI El Salvador, of the securities of Acajutla and Genersal. The ownership of such entities is described further below under "Ownership."

         B.   DEI El Salvador

         DEI El Salvador plans to acquire, upon closing of the transaction, 80% of the voting stock of Acajutla and 97% of the voting stock of Genersal. The purchase price paid for the stock was $125 million. DEI El Salvador will own no electric facilities except through its ownership of the securities of Acajutla and Genersal.

         C.   Acajutla

         The assets of Acajutla comprise a single plant with five generating units. The plant is located in the southwestern region of El Salvador, 81 kilometers from San Salvador. The plant has an installed capacity of 220.1 megawatts, of which 194 megawatts is available. Three of the five generating units are diesel-fired gas turbines, while the other two are steam units that use bunker C fuel oil. The steam units are used either for base or medium load, whereas the diesel-fired turbines are used mainly during peak hours and dry periods. Power from Acajutla is sold through a combination of contract and spot market sales, depending upon prevailing market conditions.

         Duke Energy, through its subsidiaries, plans to modernize and expand the Acajutla facility, adding 155 megawatts of capacity by converting the existing assets to a gas-fired combined cycle technology at an expected cost of $75 million.

         D.   Genersal

         The assets of Genersal comprise two generating plants, Soyapango and San Miguel, which have a combined installed capacity of 92.4 megawatts, 81.6 megawatts of which is currently available. Soyapango is located within the city limits of San Salvador and has an installed capacity of 55 megawatts divided between three units, all of which are diesel-fired gas turbines. San Miguel is located in the eastern region of the country, 136 kilometers from San Salvador. San Miguel operates one diesel fired gas turbine and five diesel engines, all of which are used for power generation during peak hours or emergency situations. The power generated at Soyapango and San Miguel is sold through a combination of contract and spot market sales, depending on market conditions.

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

         Ownership:

         DEI El Salvador will own 80% of the voting equity securities of Acajutla, and 97% of the voting equity securities of Genersal. All of the outstanding voting securities of DEI El Salvador are owned by DEI El Salvador-Bermuda, which is a wholly owned subsidiary of Texas Eastern (Bermuda), Ltd. ("TE Bermuda"). TE Bermuda is wholly owned by Duke Energy Global Asset Development, Inc., a Nevada corporation ("DEGAD"), a wholly owned subsidiary of Duke Energy Services, Inc., a Delaware corporation ("DESI"). DESI is a wholly owned subsidiary of PanEnergy Corp, a Delaware corporation, which is a wholly owned subsidiary of Duke Capital Corporation, a Delaware corporation, which, in turn, is a wholly owned subsidiary of Duke Energy.

         Upon closing of the acquisition, no other person or entity will own 5% or more of any class of the voting securities of any of the Foreign Utility Companies.





ITEM 2

         Domestic Associate Public-Utility Companies of the Foreign Utility Companies and their Relationship to Such Entities:

         Duke Energy is a domestic associate public-utility company of each of the Foreign Utility Companies, with Duke Energy being the parent holding company. Duke Energy's relationship to each of the Foreign Utility Companies is that it indirectly owns 100% of DEI El Salvador-Bermuda and 100% of DEI El Salvador, which proposes to own the interests in Acajutla and Genersal described herein.

         The total purchase price of Duke Energy's interest in Acajutla and Genersal is $125 million.

EXHIBITS

         (1) North Carolina Utilities Commission certification letter dated June 23, 1997 (filed with the Commission as an exhibit to Form U-57 dated July 15, 1998).

         (2) The Public Service Commission of South Carolina certification letter dated June 5, 1997 (filed with the Commission as an exhibit to Form U-57 dated July 15, 1998).

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                                    SIGNATURE

                  The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                                     DUKE ENERGY CORPORATION


                                                By:
                                                     ---------------------------
                                                     Richard J. Osborne
                                                     Executive Vice President
                                                     and Chief Financial Officer

Date:    September 3, 1999


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